Exhibit 99.2

Press Release

Myqorzo and Redemplo approved in China

•	Approval of Myqorzo for obstructive hypertrophic cardiomyopathy and Redemplo for familial chylomicronemia syndrome
•	Underscores Sanofi’s long-term commitment to China, reinforcing the ambition to provide transformative medicines to patients in disease areas with large unmet medical needs

Paris, January 15, 2026. The National Medical Products Administration in China has approved two Sanofi-licensed innovative medicines, Myqorzo (aficamten) for the treatment of obstructive hypertrophic cardiomyopathy (oHCM), and Redemplo (plozasiran) for the reduction of triglyceride levels, in adult patients with familial chylomicronaemia syndrome (FCS) on the basis of dietary control.

“We are pleased to bring Myqorzo and Redemplo to patients in Greater China. Both medicines represent important advances in treatment options and address unmet medical needs among people living with complex conditions,” said Olivier Charmeil, Executive Vice President, General Medicines, Sanofi. “The latest approvals underscore Sanofi’s long-term commitment to bringing innovative medicines to Chinese patients.”

Myqorzo is a selective, small-molecule cardiac myosin inhibitor to improve functional capacity and relieve symptoms in patients with oHCM, in which the myocardium, the heart muscle, becomes abnormally thick. It is the most common monogenic inherited cardiovascular disorder. The approval was based on the positive pivotal SEQUOIA-HCM phase 3 study (clinical study identifier: NCT05186818) in patients with symptomatic oHCM.

Redemplo is a small-interfering RNA (siRNA) medicine, suppressing the production of apoc-III, an important target for reducing triglycerides in patients with FCS. FCS is a severe and rare disease where extremely high triglyceride levels can lead to various serious signs and symptoms including acute and potentially fatal pancreatitis, chronic abdominal pain, diabetes, hepatic steatosis, and cognitive issues. The approval was based on the positive pivotal PALISADE phase 3 study (clinical study identifier: NCT05089084) in patients with genetically confirmed or clinically diagnosed FCS.

About HCM

HCM is the most common inherited cardiovascular disorder, characterized by abnormal thickening of the heart muscle (myocardium). This leads to the left ventricle becoming smaller and stiffer, impairing its ability to relax and fill with blood, limiting the heart’s pumping function and exercise capacity. HCM symptoms include: chest pain, dizziness, shortness of breath, or fainting during physical activity.

HCM has two forms: oHCM (two-thirds of patients), where thickened muscle blocks blood flow, and non-obstructive HCM (one-third), where the muscle is thickened but blood flows normally. HCM patients face serious complications including atrial fibrillation, stroke, and mitral valve disease. It’s a leading cause of sudden cardiac death in young people and athletes due to dangerous heart rhythm abnormalities. Some patients have a high risk of progressive diseases leading to dilated cardiomyopathy and heart failure requiring transplantation.

About Myqorzo

Myqorzo (aficamten) is a selective, small-molecule cardiac myosin inhibitor discovered following an extensive chemical optimization program that was conducted with careful attention to therapeutic index and pharmacokinetic properties. Myqorzo was designed to reduce the number of active actin-myosin cross bridges during each cardiac cycle and consequently suppress the

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myocardial hypercontractility that is associated with HCM. In preclinical models, Myqorzo reduced myocardial contractility by binding directly to cardiac myosin at a distinct and selective allosteric binding site, thereby preventing myosin from entering a force producing state. Myqorzo is approved in the US and China.

Myqorzo, for the treatment of symptomatic oHCM, was designated breakthrough therapy and orphan drug in the US, and breakthrough therapy in China. On December 12, 2025, The European Medicines Agency’s Committee for Medicinal Products for Human Use adopted a positive opinion recommending marketing authorization in the EU with a final decision expected in the first quarter of 2026. In December 2024, Sanofi obtained exclusive rights to develop and commercialize Myqorzo in Greater China for treating both forms of HCM. These rights came through an agreement with Corxel Pharmaceuticals, who had acquired them from Cytokinetics.

About FCS

FCS is a severe and rare disease leading to extremely high triglyceride levels, over 880 mg/dL (9.94 mmol/L). Such severe elevations can lead to various serious signs and symptoms including acute and potentially fatal pancreatitis, chronic abdominal pain, diabetes, hepatic steatosis, and cognitive issues.

About Redemplo

Redemplo (plozasiran) is a siRNA medicine suppressing the production of apoC-III, a protein produced primarily in the liver that raises triglyceride levels by slowing their breakdown and clearance. By targeting apoC-III with sustained silencing, Redemplo delivers significant reductions in triglyceride levels. Redemplo has been studied in both genetically confirmed and clinically diagnosed patients living with FCS. Redemplo, for the treatment of FCS, was designated breakthrough therapy, fast track, and orphan drug in the US, orphan in the EU, and breakthrough therapy in China. Redemplo is approved in the US, Canada, and China for the treatment of FCS patients. Regulatory review is ongoing in the EU.

In August 2025, Sanofi acquired the rights to develop and commercialize Redemplo in Greater China from Visirna Therapeutics, a majority-owned subsidiary of Arrowhead Pharmaceuticals.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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